                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended     December 31, 2001
                                   -----------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _____________ to ____________

                        Commission file number 333-86012
                                               ---------

                AMERISOURCE CORPORATION EMPLOYEE INVESTMENT PLAN
                ------------------------------------------------
                            (Full title of the plan)

                          AMERISOURCEBERGEN CORPORATION
                          -----------------------------
          (Name of issuer of the securities held pursuant to the plan)

1300 Morris Drive, Suite 100 Chesterbrook, PA                         19087-5594
---------------------------------------------                         ----------
(Address of principal executive offices of issuer of securities)      (Zip code)

  AmeriSource Corporation Employee Investment Plan

  Financial Statements and Supplemental Schedules

  December 31, 2001 and 2000 and for the year ended December 31, 2001 with Report of Independent Auditors

                AmeriSource Corporation Employee Investment Plan

                 Financial Statements and Supplemental Schedules

       December 31, 2001 and 2000 and for the year ended December 31, 2001




                                    Contents

Report of Independent Auditors .........................................   1

Audited Financial Statements

Statements of Assets Available for Benefits ............................   2
Statement of Changes in Assets Available for Benefits ..................   3
Notes to Financial Statements ..........................................   4


Supplemental Schedules

Schedule G, Part III--Schedule of Nonexempt Transactions ...............   10
Schedule H, Line 4i--Schedule of Assets (Held at End of Year) ..........   12

Signature ..............................................................   13

Independent Auditors' Consent - Exhibit 23 .............................   14

                         Report of Independent Auditors

Trustees of the AmeriSource Corporation
Employee Investment Plan

We have audited the accompanying statements of assets available for benefits of the AmeriSource Corporation Employee Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and of nonexempt transactions for the year ended December 31, 2001 are presented for purposes of additional analysis, and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Philadelphia, Pennsylvania                              /s/ Ernst & Young LLP
May 10, 2002

                AmeriSource Corporation Employee Investment Plan

                   Statements of Assets Available for Benefits


                                                     December 31
                                                2001             2000
                                            -----------------------------
Assets
Investments                                  $77,111,070      $82,171,929

Receivables:
   Participants' contribution                    182,426          318,048
   Employer's contribution                       134,713        1,432,343
                                            -----------------------------
Total receivables                                317,139        1,750,391
                                            -----------------------------
Assets available for benefits                $77,428,209      $83,922,320
                                            =============================


See accompanying notes.

                AmeriSource Corporation Employee Investment Plan

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2001

Additions:
   Investment income (loss):
     Net depreciation in fair value of investments           $      (400,257)
     Interest and dividends                                        1,581,387
                                                           -------------------
                                                                   1,181,130

   Contributions:
     Participants                                                  5,300,162
     Employer                                                      1,642,826
                                                           -------------------
                                                                   6,942,988
   Transfer in from merged plans                                   2,948,862
                                                           -------------------
Total additions                                                   11,072,980

Deductions:
   Benefits paid directly to participants                         17,560,591
   Administrative expenses                                             6,500
                                                           -------------------
Total deductions                                                  17,567,091
                                                           -------------------

Net decrease                                                      (6,494,111)

Assets available for benefits:
   Beginning of year                                              83,922,320
                                                           -------------------
   End of year                                                   $77,428,209
                                                           ===================

See accompanying notes.

                AmeriSource Corporation Employee Investment Plan

                          Notes to Financial Statements

                                December 31, 2001

1. Description of Plan

The following description of the AmeriSource Corporation Employee Investment Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan. Participation is limited to salaried office or sales employees and certain hourly personnel of AmeriSource Corporation and affiliated companies (the Company), who have at least six months of continuous employment or 1,000 hours of service during 12 consecutive months, beginning with the first hour of service, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute between 2% and 18% of pretax annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2001, the Company will contribute to the Plan for each participating employee who is employed by the Company on the last day of each calendar month, an amount equal to 50% of the participant's contributions up to 6% of pretax annual compensation.

Additional amounts may be contributed at the option of the Company's Board of Directors.

Upon enrollment, a participant may direct employee and employer contributions in 5% increments to any of the Plan's fund options. Participants may change their investment options at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested accounts was not material as of December 31, 2001. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                            AmeriSource Corporation
                            Employee Investment Plan

                   Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Participants vest 25% per year after two years of credited service in the Company's contribution until they are 100% vested after five years of credited service.

Participant Loans

Effective February 1, 2001, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding year, or 50% of their vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime plus 1% as determined by the Plan Administrator on the date the loan is processed. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, if the participant's account is less than $5,000, a participant will receive a lump-sum amount equal to the vested value of his or her account. The participant will have the option to leave his or her account in the Plan if the balance is greater than $5,000.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company except expenses related to participant loans which are allocated to the participant.

                            AmeriSource Corporation
                            Employee Investment Plan

                   Notes to Financial Statements (continued)



2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. The common stock is valued at the closing value on the last day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2001, the Plan's investments (including purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                 Net
                                                             Appreciation
                                                            (Depreciation)
                                                            in Fair Value
                                                            of Investments
                                                           ----------------

         Common stock                                         $ 5,566,292
         Shares of registered investment companies             (5,966,549)
                                                           ----------------
                                                              $  (400,257)

                                                           ================

                             AmeriSource Corporation
                            Employee Investment Plan

                    Notes to Financial Statements (continued)


3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's assets are as follows:

                                                          December 31
                                                    2001              2000
                                                -----------------------------
      Fidelity Investments:
         Magellan Fund                           $19,370,630      $22,437,189
         Equity-Income Fund                        9,719,899       10,072,734
         OTC Portfolio                             4,976,937        5,805,419
         Retirement Money Market Portfolio        10,737,875       12,064,055
      AmerisourceBergen Corporation Stock
         Fund                                     19,774,142       20,114,947

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 16, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. A new determination letter has been requested. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Transfer in from Merged Plans

Effective January 1, 2000, the AmeriSource Corporation Board of Directors approved the merger of the C.D. Smith Drug Company Employee Stock Ownership Plan into the Plan. During 2001, escrow shares related to certain specific and general contingencies associated with the July 8, 1999 merger of AmeriSource Corporation and C.D. Smith were released and increased Plan assets by $2,915,647.

Effective January 1, 2001, the AmeriSource Corporation Board of Directors approved the merger of the Value Apothecaries 401(k) Plan. The effect of the merger increased the Plan assets $33,215.

                             AmeriSource Corporation
                            Employee Investment Plan

                    Notes to Financial Statements (continued)

6. Subsequent Event

Effective July 1, 2002, AmerisourceBergen Corporation Board of Directors approved the merger of the Bergen Brunswig Corporation Pre-Tax Investment Retirement Account Plus Employer Contributions Plan with the AmeriSource Corporation Employee Investment Plan to create the AmerisourceBergen Corporation Employee Investment Plan. The effect of the merger on the Plan has not yet been determined.

                             Supplemental Schedules

                AmeriSource Corporation Employee Investment Plan

                             EIN-23-2353106 Plan-010

            Schedule G, Part III--Schedule of Nonexempt Transactions

                          Year ended December 31, 2001

                                                                                         (c)
                                                                             Description of transactions
                                                     (b)                  including maturity date, rate of
                (a)                    Relationship to plan, employer       interest, collateral, par or
Identity of party involved               or other party-in-interest                maturity value
-----------------------------------------------------------------------------------------------------------
AmeriSource Corporation               Employer/Plan Sponsor              Participant contributions of
                                                                         $337,835 were withheld from
                                                                         participants' pay during the month
                                                                         of January 2001, but were not
                                                                         remitted to the Plan's Trust
                                                                         within 15 business days following
                                                                         the month in which such amounts
                                                                         were withheld. This consti-tuted a
                                                                         $337,835 loan from the Plan to the
                                                                         Plan Sponsor for the period
                                                                         February 22, 2001 until February
                                                                         23, 2001, the date the
                                                                         withholdings were deposited to the
                                                                         Plan's Trust. The Plan Sponsor
                                                                         intends to make an additional
                                                                         contribution to the Plan during
                                                                         Plan year 2002, which will
                                                                         represent lost earnings as a
                                                                         result of the late deposit to the
                                                                         Plan's Trust.

Columns (d) through (j) are not applicable.

                AmeriSource Corporation Employee Investment Plan

                             EIN-23-2353106 Plan-010

      Schedule G, Part III--Schedule of Nonexempt Transactions (continued)

                          Year ended December 31, 2001

                                                                                         (c)
                                                                             Description of transactions
                                                     (b)                  including maturity date, rate of
                (a)                    Relationship to plan, employer       interest, collateral, par or
  Identity of party involved             or other party-in-interest               maturity value
-----------------------------------------------------------------------------------------------------------
AmeriSource Corporation               Employer/Plan Sponsor              Participant contributions of
                                                                         $313,497 and $362,454 were
                                                                         withheld from participants' pay
                                                                         during the months of October and
                                                                         November 2000, respectively, but
                                                                         were not remitted to the Plan's
                                                                         Trust within 15 business days
                                                                         following the month in which such
                                                                         amounts were withheld. This
                                                                         constituted a $313,497 and
                                                                         $362,454 loan from the Plan to the
                                                                         Plan Sponsor for the periods
                                                                         November 21, 2000 until
                                                                         November 29, 2000 and December 21,
                                                                         2000 until December  26, 2000,
                                                                         respectively, the dates the
                                                                         withholdings were deposited to the
                                                                         Plan's Trust. The Plan Sponsor
                                                                         made an additional contribution of
                                                                         $40,659 to the Plan during Plan
                                                                         year 2001, which represented lost
                                                                         earnings as a result of the late
                                                                         deposit to the Plan's Trust.

Columns (d) through (j) are not applicable.

                AmeriSource Corporation Employee Investment Plan

                             EIN-23-2353106 Plan-010

          Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                 Description of
                                      Investment, Including Maturity Date,         Current
   Identity of Issue, Borrower,          Rate of Interest, Collateral,              Value
      Lessor, or Similar Party               Par or Maturity Value
----------------------------------------------------------------------------------------------
*Fidelity Investments:
    Magellan Fund                            185,863 shares                       $19,370,630

    Equity-Income Fund                       199,301 shares                         9,719,899

    Intermediate Bond Fund                   359,017 shares                         3,705,055

    OTC Portfolio                            159,671 shares                         4,976,937

    Asset Manager Fund                       105,139 shares                         1,629,647

    Retirement Money Market
       Portfolio                          10,737,875 shares                        10,737,875

    Overseas Fund                             48,123 shares                         1,319,543

    Spartan U.S. Equity Index Fund            49,188 shares                         1,999,003

    Freedom Income Fund                       46,893 shares                           512,546

    Freedom 2000 Fund                         19,048 shares                           219,435

    Freedom 2010 Fund                         45,020 shares                           567,702

    Freedom 2020 Fund                         44,914 shares                           565,015

    Freedom 2030 Fund                         42,520 shares                           534,050

    Freedom 2040 Fund                          1,209 shares                             8,936

*AmerisourceBergen Corporation
       Stock Fund                            311,159 shares of common stock        19,774,142

IKON Stock Fund                               41,443 shares of common stock           484,471

* Participant loans                          Interest rates ranging from 8.0%
                                               to 8.5%                                986,184
                                                                                  ------------
                                                                                  $77,111,070
                                                                                  ============

* Indicates party-in-interest to the Plan.
"Cost" is not applicable, as all investments are participant directed.

                                    SIGNATURE
                                    ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    AmeriSource Corporation Employee
                                    Investment Plan


                                    By: /s/ Eileen C. Clark
                                        -------------------


                                            Eileen C. Clark
                                            Vice President, Human Resources
                                            AmerisourceBergen Corporation


June 21, 2002